September 28,  2001



United States Securities and Exchange Commission
The Curtis Center
601 Walnut Street
Philadelphia, PA 19106-3322

Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated September 28, 2001, on our examination of the investment portfolio of the following funds as of the close of business on July 6, 2001.

Portfolios of WesMark Funds                                         File No.
	WesMark West Virginia Municipal Bond Fund			811-07925

	WesMark Growth Fund						811-07925

	WesMark Balanced Fund						811-07925

	WesMark Bond Fund						811-07925

	WesMark Small Company Growth Fund				811-07925


Very truly yours,



Robert C. Denove  /s/
Partner



September 28,  2001



United States Securities and Exchange Commission
The Curtis Center
601 Walnut Street
Philadelphia, PA 19106-3322

Dear Sirs:

Enclosed are an original and one copy of Form N-17f-2 and our related report, dated September 28, 2001, on our examination of the investment portfolio of the following funds as of the close of business on July 6, 2001.

Portfolios of WesMark Funds                                         File No.
	WesMark West Virginia Municipal Bond Fund			811-07925

	WesMark Growth Fund						811-07925

	WesMark Balanced Fund						811-07925

	WesMark Bond Fund						811-07925

	WesMark Small Company Growth Fund				811-07925


Very truly yours,



Robert C. Denove  /s/
Partner


September 28, 2001





Deloitte & Touche LLP
Attn:  Jaime A. Mitko
2500 One PPG Place
Pittsburgh, PA  15222

In connection with your security count, we certify that at the close of business on July 6, 2001, the securities appearing on the list of holdings furnished to you, which represent the entire holdings of WesMark West Virginia Municipal Bond
 Fund, the WesMark Growth Fund, the WesMark Balanced Fund, the WesMark Bond Fund and the WesMark Small Company Growth Fund were either in our possession or under our control on that date.

As indicated in the attached pages, the securities were held either in the Federal Reserve Book Entry System or the Depository Trust Company. To the best of our knowledge, none of the securities referred to above were assigned, hypothecated, pledged or otherwise encumbered as of July 6, 2001.

Sincerely,



David B. Ellwood  /s/
Senior Vice President
Investment Department

DBE/erp

Enclosure







WesMark Funds
c/o Federated Services Company
Federated Investors Tower
Pittsburgh, PA 15222-3779

To the Board of Trustees of the WesMark Funds:

Portfolios of WesMark Funds	File No.

	WesMark West Virginia Municipal Bond Fund	811-07925
	WesMark Growth Fund				811-07925
	WesMark Balanced Fund				811-07925
	WesMark Bond Fund				811-07925
	WesMark Small Company Growth Fund		811-07925


We have examined management's assertion about the WesMark Funds'
(the "Funds") compliance with the requirements of subsections (b) and
(c) of Rule 17f-2 under the Investment Company Act of 1940 ("the Act") as of July 6, 2001 included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed, with prior notice to management, as of July 6, 2001, and with respect to agreement of security purchases and sales, for the period from April 20, 2001 (the date of our last examination) through July 6, 2001:

Confirmation of all securities held by the Federal Reserve Book Entry System (FED) and/or by The Depository Trust Company (DTC);

Confirmation of all securities hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledgees and/or transfer agents;

Reconciliation of all such securities to the books and records of the Funds and the Custodian; and

Agreement of a total of 25 security purchases and security sales or maturities across all Funds since our last report from the books and records of the Funds to broker confirmations.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that the WesMark Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 6, 2001 with respect to securities reflected in the investment account of the WesMark Funds are fairly stated, in all material respects.

This report is intended solely for the information and use of management of the WesMark Funds and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.



DELOITTE & TOUCHE LLP  /s/


September 28, 2001